UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND FOR THE NINE AND

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive Income (Loss)		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	15
8 |	Revenue from sales and energy purchases	16
9 |	Expenses by nature	18
10 |	Other operating income (expense), net	19
11 |	Net finance costs	19
12 |	Basic and diluted loss per share	20
13 |	Property, plant and equipment	21
14 |	Right-of-use assets	23
15 |	Inventories	23
16 |	Other receivables	23
17 |	Trade receivables	24
18 |	Financial assets at amortized cost	24
19 |	Financial assets at fair value through profit or loss	25
20 |	Cash and cash equivalents	25
21 |	Share capital and additional paid-in capital	25
22 |	Allocation of profits	25
23 |	Trade payables	26
24 |	Other payables	26
25 |	Borrowings	27
26 |	Salaries and social security taxes payable	28
27 |	Income tax and deferred tax	28
28 |	Tax liabilities	29
29 |	Provisions	29
30 |	Related-party transactions	30
31 |	Shareholders’ Meeting	30
32 |	Termination of agreement on real estate asset	31
33 |	Debt restructuring	31
34 |	Change of control	34
35 |	Events after the reporting period	34

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
BYMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Company’s Own Distribution Cost
DNU	Executive Order issued on the grounds of Necessity and Urgency
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
MEM	Wholesale Electricity Market
MULC	Single Free Foreign Exchange Market
PEN	Federal Executive Power
RDSA	Ribera Desarrollos S.A.
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the By-laws: July 2, 2022 (Note 31)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2022

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 21)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 30,994,291 and 31,134,420 treasury shares as of September 30, 2022 and December 31, 2021, respectively.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income (Loss)

for the nine and three-month period ended September 30, 2022 presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Nine months at		Three months at
	Note	09.30.22	09.30.21	09.30.22	09.30.21

Revenue	8	135,797	147,892	47,454	53,430
Energy purchases	8	(91,534)	(90,353)	(32,724)	(31,135)
Subtotal		44,263	57,539	14,730	22,295
Transmission and distribution expenses	9	(35,118)	(35,181)	(11,669)	(12,160)
Gross margin		9,145	22,358	3,061	10,135

Selling expenses	9	(15,297)	(14,344)	(5,505)	(4,247)
Administrative expenses	9	(11,452)	(9,393)	(2,975)	(3,214)
Other operating income	10	4,179	6,216	1,472	2,103
Other operating expense	10	(5,681)	(5,776)	(2,125)	(2,427)
Gain (loss) from interest in joint ventures		6	(6)	-	-
Operating profit		(19,100)	(945)	(6,072)	2,350

Financial income	11	51	47	11	3
Financial costs	11	(47,419)	(30,938)	(19,945)	(10,536)
Other financial costs	11	(4,518)	2,873	(681)	1,556
Net financial costs		(51,886)	(28,018)	(20,615)	(8,977)

Monetary gain (RECPAM)		61,511	31,061	23,919	8,073

Profit before taxes		(9,475)	2,098	(2,768)	1,446

Income tax	27	(8,632)	(26,516)	(3,314)	(2,551)
Loss for the period		(18,107)	(24,418)	(6,082)	(1,105)

Comprehensive loss for the period attributable to:
Owners of the parent		(18,107)	(24,418)	(6,082)	(1,105)
Comprehensive loss for the period		(18,107)	(24,418)	(6,082)	(1,105)

Basic and diluted loss per share:
Loss per share (argentine pesos per share)	12	(20.69)	(27.91)	(6.95)	(1.26)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2022 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.22	12.31.21
ASSETS
Non-current assets
Property, plant and equipment	13	329,390	324,471
Interest in joint ventures		19	23
Right-of-use assets	14	830	706
Other receivables	16	3	12
Total non-current assets		330,242	325,212

Current assets
Inventories	15	4,875	5,714
Other receivables	16	7,478	3,541
Trade receivables	17	26,652	29,168
Financial assets at amortized cost	18	-	404
Financial assets at fair value through profit or loss	19	23,884	25,660
Cash and cash equivalents	20	7,137	5,268
Total current assets		70,026	69,755
TOTAL ASSETS		400,268	394,967

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2022 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.22	12.31.21
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	92,562	92,553
Treasury stock	21	31	31
Adjustment to treasury stock	21	1,983	1,992
Additional paid-in capital	21	1,280	1,272
Cost treasury stock		(7,651)	(7,651)
Legal reserve		6,467	6,467
Voluntary reserve		62,625	62,625
Other comprehensive loss		(330)	(330)
Accumulated losses		(53,554)	(35,447)
TOTAL EQUITY		104,288	122,387

LIABILITIES
Non-current liabilities
Trade payables	23	825	1,097
Other payables	24	15,002	15,700
Borrowings	25	11,662	-
Deferred revenue		1,654	2,803
Salaries and social security payable	26	615	662
Benefit plans		1,454	1,655
Deferred tax liability	27	90,737	82,105
Provisions	29	5,779	6,611
Total non-current liabilities		127,728	110,633
Current liabilities
Trade payables	23	148,619	126,511
Other payables	24	6,369	6,604
Borrowings	25	4,084	17,042
Derivative instruments		12	-
Deferred revenue		44	73
Salaries and social security payable	26	6,604	7,500
Benefit plans		131	217
Income tax payable	27	-	2,082
Tax liabilities	28	1,103	1,027
Provisions	29	1,286	891
Total current liabilities		168,252	161,947
TOTAL LIABILITIES		295,980	272,580

TOTAL LIABILITIES AND EQUITY		400,268	394,967

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2022

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2020	875	92,538	31	2,007	1,262	(7,651)	6,467	106,973	-	(546)	(44,348)	157,608

Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2021	-	-	-	-	-	-	-	(44,348)	-	-	44,348	-
Other Reserve Constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	10	-	-	10
Payment of Other Reserve Constitution - Share-based compensation plan	-	15	-	(15)	10	-	-	-	(10)	-	-	-
Loss for the nine-month period	-	-	-	-	-	-	-	-	-	-	(24,418)	(24,418)
Balance at September 30, 2021	875	92,553	31	1,992	1,272	(7,651)	6,467	62,625	-	(546)	(24,418)	133,200

Other comprehensive results	-	-	-	-	-	-	-	-	-	216	-	216
Loss for the three-month complementary period	-	-	-	-	-	-	-	-	-	-	(11,029)	(11,029)
Balance at December 31, 2021	875	92,553	31	1,992	1,272	(7,651)	6,467	62,625	-	(330)	(35,447)	122,387

Other Reserve Constitution - Share-bases compensation plan (Note 21)	-	-	-	-	-	-	-	-	8	-	-	8
Payment of Other Reserve Constitution - Share-based compensation plan (Note 21)	-	9	-	(9)	8	-	-	-	(8)	-	-	-
Loss for the nine-month period	-	-	-	-	-	-	-	-	-	-	(18,107)	(18,107)
Balance at September 30, 2022	875	92,562	31	1,983	1,280	(7,651)	6,467	62,625	-	(330)	(53,554)	104,288

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2022

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.22	09.30.21
Cash flows from operating activities
Loss for the period		(18,107)	(24,418)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	13	11,660	11,303
Depreciation of right-of-use assets	14	651	856
Loss on disposals of property, plants and equipments	13	223	336
Net accrued interest	11	47,322	30,831
Income from customer surcharges	10	(1,902)	(2,477)
Exchange difference	11	(859)	2,217
Income tax	27	8,632	26,516
Allowance for the impairment of trade and other receivables, net of recovery	9	1,658	2,324
Adjustment to present value of receivables	11	220	174
Provision for contingencies	29	3,636	2,953
Changes in fair value of financial assets	11	1,750	(4,547)
Accrual of benefit plans	9	958	1,288
Recovery of provision for credit RDSA	11	-	(964)
Net gain from the cancelattion of Corporate Notes	11	310	(5)
Loss on debt restructuring	11	365	-
Gain from interest in joint ventures		(6)	6
Income from non-reimbursable customer contributions	10	(43)	(59)
Other financial results		2,732	252
Monetary gain (RECPAM)		(61,511)	(31,061)
Changes in operating assets and liabilities:
Increase in trade receivables		(8,444)	(10,120)
(Increase) Decrease in other receivables		(5,400)	1,483
Increase in inventories		(1,037)	(897)
Increase in deferred revenue		10	487
Increase in trade payables		38,674	24,448
Increase in salaries and social security payable		2,305	1,116
Decrease in benefit plans		(500)	(26)
Decrease in tax liabilities		(679)	(608)
Increase in other payables		386	613
Decrease in provisions	29	(405)	(415)
Payment of income tax payable		(96)	-
Net cash flows generated by operating activities		22,503	31,606

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2022

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.22	09.30.21
Cash flows from investing activities
Payment of property, plants and equipments		(15,819)	(17,918)
Purchase net of Mutual funds and negotiable instruments		(6,168)	(9,862)
Mutuum charges granted to third parties		-	9
Net cash flows used in investing activities		(21,987)	(27,771)

Cash flows from financing activities
Proceeds from borrowings	33	4,420	-
Payment of borrowings	33	(2,590)	-
Payment of lease liability		(768)	(736)
Payment of interests from borrowings		(478)	(820)
Payment of Corporate Notes issuance expenses	33	(520)	-
Cancelattion of Corporate Notes		(472)	(31)
Net cash flows used in financing activities		(408)	(1,587)

Increase in cash and cash equivalents		108	2,248

Cash and cash equivalents at the beginning of the year	20	5,268	10,936
Exchange differences in cash and cash equivalents		1,754	2,859
Result from exposure to inflation		7	7
Increase in cash and cash equivalents		108	2,248
Cash and cash equivalents at the end of the period	20	7,137	16,050

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(983)	(1,017)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(775)	(873)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last few fiscal years, the Company recorded negative working capital. This situation is due mainly to the insufficient adjustments of the electricity rate since February 2019 –in breach of the last RTI-, the constant increase of the operating costs and of the investments necessary to maintain the quality of the service, in the inflationary context in which the Argentine economy has been since mid-2018.

Although in 2021 and the first nine months of 2022 the values of the Company’s electricity rate schedules suffered changes, most of them implied only the passing through of the seasonal prices not an improvement of revenues from the CPD, which are still insufficient to cover the economic and financial needs of the Distribution Company in a context of growing inflation, with the annual rate surpassing 80%. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

In the current year, the economic activity has shown some recovery after the effect caused by the COVID-19 pandemic; however, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in financial or free markets, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service and the payments to service the financial debt. These currency restrictions, or those to be implemented in the future, could affect the Company’s ability to access the MULC in order to acquire the foreign currency necessary to face its operating and financial obligations.

As a consequence of the described context, the Company witnessed an even greater deterioration of its economic and financial equation due to the long overdue adjustment of rates, the impossibility of taking legal action to enforce payment of debts for electricity consumed but not paid, and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020; payment obligations which have been partially regularized, but as of September 30, 2022 accumulate a past due principal balance of $ 50,946, plus interest and charges for $ 54,155.

9

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been significantly improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company continues to analyze different measures aimed at mitigating the negative effects of this situation on its financial structure, such as the already adopted one related to its debt restructuring (Note 33), minimizing the impact on the sources of employment, the execution of the investment plan, and the carrying out of the essential operation, maintenance and improvement-related works that are necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability.

Due to that which has been previously described, the Company’s Board of Directors believes there is uncertainty that may cast significant doubt upon edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern, and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of its distribution networks, due to the essential service its provides.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2021:

a)	Electricity rate situation

On April 18, 2022, by means of SE Resolutions Nos. 235 and 236/2022, the PEN called a Public Hearing to be held on May 11 and 12, 2022, respectively, to consider the following issues:

-	new seasonal reference prices of the Seasonal Price of Electricity (PEST), applicable as from June 1, 2022;
-	implementation of the segmentation of Customers for the granting of Federal Government subsidies on energy prices to the users of the electric service, for the 2022-2023 biennium.

Neither of the above-mentioned items represent an improvement in the Company’s revenues from the CPD; they will only imply the transfer of prices to and/or elimination of subsidies on the amounts to be billed to the Users.

In line with the foregoing, on June 16, 2022, by means of Executive Order No. 332/2022, the PEN establishes the rate segmentation system. Subsequently, by means of Resolution No. 467 dated June 27, 2022, the Energy Secretariat, as the defined application authority, instructs the Undersecretariat of Energy Planning to implement the aforementioned segmentation, which is carried out by means of Directive No. 1 dated June 28, 2022.

In relation thereto, on September 15, 2022, by means of SE Resolution No. 649/2022, it is provided that those households that have registered in “Level 3 – Average Income” will be charged the seasonal reference prices defined for “Level 1, Distributor Residential Demand” for the consumption of electricity exceeding 400 KWh per month. Consequently, by means of ENRE Resolution No. 434/2022, the values of the electricity rate schedules for such category are modified.

10

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The following resolutions changed the situation reported in the Financial Statements as of December 31, 2021, with regard to the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
SE No. 305/2022	April 29, 2022	Seasonal reference prices (1)	May 1
ENRE No. 146/2022	May 10, 2022	Electricity rate schedules	May 1
SE No. 405/2022	May 27, 2022	Seasonal reference prices	June 1
ENRE No. 171/2022	June 1, 2022	Electricity rate schedules	June 1
SE No. 605/2022	July 28, 2022	Seasonal reference prices	August 1
ENRE No. 222/2022	July 29, 2022	Electricity rate schedules	August 1
SE No. 627/2022	August 30, 2022	Seasonal reference prices	September 1
ENRE No. 313/2022	September 7, 2022	Electricity rate schedules	September 1
ENRE No. 434/2022	September 22, 2022	Electricity rate schedules	September 1
ENRE No. 484/2022	October 12, 2022	Electricity rate schedules (2)	September 1
SE No. 719/2022	October 31, 2022	Seasonal reference prices (3)	November 1
ENRE No. 554/2022	November 2, 2022	Electricity rate schedules	November 1

(1)	It approves the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2022-October 31, 2022 period.
(2)	It amends the average electricity rate approved by ENRE Resolution No. 434/2022, which implied a 3.8% decrease thereof, according to the valuation of the residential user category’s consumption during the month of September.
(3)	It approves the Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2022-April 30, 2023 period.

b)	Framework Agreement

By virtue of the Agreement described in Note 2.e) to the Financial Statements as of December 31, 2021, the Company received a first disbursement for $ 1,500, which was specifically used for complying with the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network. The Distribution Company used the funds only after the ENRE certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

As of September 30, 2022, negotiations are still underway between the Company and the Energy Secretariat concerning the other disbursements stipulated in the agreement, which total an additional $1,000 relating to the second and third disbursements, plus a fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020.

At the date of issuance of these condensed interim financial statements, the Company has used a total of $ 2,783, of which $ 1,283 is pending crediting, relating to the reports on progress of the works performed. The income recognized in fiscal year 2022, which relates to reports on progress of the works performed with the Company’s own funds, amounts to $ 989 (which at the purchasing power of the currency at September 30, 2022 amounts to $ 1,285).

c)	Debt for the purchase of energy in the MEM

With regard to both the Special System for the Regularization of Payment Obligations and the Special System of Credits described in Note 2.c) to the Financial Statements as of December 31, 2021, on September 13, 2022, by means of SE Resolution No. 642/2022, the implementation of both systems is extended until December 31, 2022.

Such resolution provides that in the case of distribution companies that have not yet entered into agreements under the aforementioned systems, the SE will recognize credits equivalent to up to two times the monthly average bill of 2020 -which shall not exceed the five credits in total of the monthly average bill of 2020- for the debts incurred on account of the consumption of energy, power, interest and/or penalties subsequent to September 30, 2020 and until December 31, 2021. Additionally, for the remaining debts as of August 31, 2022, once the credits have been recognized, a Payment Plan is made available under the following terms:

11

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

-	Grace period of six months, to commence as from the date on which the agreement among the SE, the Distribution Company and its Regulatory Authority is signed.

-	Payment term of up to eight years, i.e. up to ninety-six monthly installments upon the ending of the grace period.

-	Interest rate equivalent to 50% of the rate in effect in the MEM.

At the date of issuance of these condensed interim financial statements, the Company has not yet signed the aforementioned agreements with the SE and the ENRE.

d)	Agreement on the Regularization of Obligations

With regard to the Agreement on the Regularization of Obligations described in Note 2.f) to the Financial Statements as of December 31, 2021, on August 22, 2022, by means of ENRE Resolution No. 292/2022, it is provided that all the proceedings be provisionally terminated because the docket shows no activity as a result of Resolutions Nos. 590 and 656/2021 of the Ministry of Economy, and that the provisions of such resolutions shall be in effect until notice of the final judgements on the related proceedings is given to the ENRE by any reliable means.

Note	3 | Basis of preparation

These condensed interim financial statements for the nine-month period ended September 30, 2022 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on November 9, 2022.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Financial Statements for the year ended December 31, 2021 and until the date of issuance of these condensed interim financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the nine and three-month period ended September 30, 2022 and its comparative period as of September 30, 2021 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim financial statements should be read together with the audited Financial Statements as of December 31, 2021 prepared under IFRS.

The Company’s condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and September 30, 2021, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at September 30, 2022, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

12

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at September 30, 2022, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the January 1, 2022 - September 30, 2022 period was 66.1%.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2021.

Detailed below are the accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of September 30, 2022 and have been adopted by the Company:

- IAS 16 “Property, plant and equipment”, amended in May 2020: It incorporates amendments to the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and condition necessary for its intended use.

- Annual improvements to IFRS – 2018-2020 Cycle: Amendments to IFRS 1 (translation differences in subsidiaries); IFRS 9 (derecognition of financial liabilities); IFRS 16 (illustrative example of leasehold improvements); and IAS 41 (cash flows in the fair value of biological assets).

- IFRS 3 “Business combinations”, amended in May 2020: It incorporates references to the definitions of assets and liabilities in the new Conceptual Framework and clarifications on contingent assets and liabilities that are incurred separately from those assumed in a business combination.

- IAS 37 “Provisions, contingent liabilities and contingent assets”, amended in May 2020: It clarifies the scope of the concept of cost of fulfilling an onerous contract.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note	5 | Financial risk management

Nota	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect some of the Company’s business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

13

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

a.	Market risks

i.	Currency risk

As of September 30, 2022 and December 31, 2021, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.22	Total 12.31.21

ASSETS
CURRENT ASSETS
Other receivables	USD	15.6	147.120	2,295	171
Financial assets at fair value through profit or loss	USD	67.8	147.120	9,975	7,846
Cash and cash equivalents	USD	42.1	147.120	6,194	2,048
TOTAL CURRENT ASSETS				18,464	10,065
TOTAL ASSETS				18,464	10,065

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	79.2	147.320	11,662	-
TOTAL NON-CURRENT LIABILITIES				11,662	-
CURRENT LIABILITIES
Trade payables	USD	11.6	147.320	1,709	2,049
Borrowings	USD	27.7	147.320	4,084	17,042
Other payables	USD	1.1	147.320	169	1,706
TOTAL CURRENT LIABILITIES				5,962	20,797
TOTAL LIABILITIES				17,624	20,797

(1)	The exchange rates used are the BNA exchange rates in effect as of September 30, 2022 for United States dollars (USD).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2022 and December 31, 2021:

	LEVEL 1	LEVEL 2

At September 30, 2022
Assets
Other receivables:
Negotiable instruments	1,341	-
Guarantee deposits on derivate instruments	822
Financial assets at fair value through profit or loss:
Negotiable instruments	10,094	-
Mutual funds	13,790	-
Cash and cash equivalents:
Mutual funds	805	-
Total assets	26,852	-

Liabilities
Derivative financial instruments	-	12
Total liabilities	-	12

14

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

LEVEL 1

At December 31, 2021
Assets
Financial assets at fair value through profit or loss:
Negotiable instruments	14,733
Mutual funds	10,927
Cash and cash equivalents
Mutual funds	2,240
Total assets	27,900

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of September 30, 2022 and December 31, 2021 all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2021.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2021, except for the following:

-	AFIP’s Income Tax claim, Undocumented outflows and VAT

On February 18, 2022, the Company was served notice of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from January 2019 to the present. It was answered within the legal timeframe and in proper form on March 8, 2022.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the judicial stage. Therefore, no liabilities whatsoever have been recorded for this matter as of September 30, 2022.

15

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Nevertheless, the Company is currently assessing different scenarios with the aim of defending itself against the tax claims, among them, adhering to easy payment term or debt regularization plans existing at the time the decision is made by Management.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

On August 23, 2022 the Company was notified by the AFIP of the resolution whereby the challenge filed is rejected and the adjustment assessed under Verification Process Order No. 1,893,337 for the periods of July 2019 through November 2019 is confirmed. This act exhausted all the available administrative remedies.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the judicial stage. In view of the disagreement over the adjustment, on October 4, 2022 the Company filed an Appeal to the Federal Social Security Court of Appeals.

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

16

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	09.30.22		09.30.21
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	10,026	75,179	9,493	89,911
Medium demand segment: Commercial and industrial (T2)	1,146	13,200	1,077	15,580
Large demand segment (T3)	2,790	40,265	2,594	35,076
Other: (Shantytowns/Wheeling system)	3,407	6,381	3,305	6,418
Subtotal - Sales of electricity	17,369	135,025	16,469	146,985

Other services
Right of use of poles		692		816
Connection and reconnection charges		80		91
Subtotal - Other services		772		907

Total - Revenue		135,797		147,892

	09.30.22		09.30.21
	GWh	$	GWh	$

Energy purchases (1)	20,684	(91,534)	20,088	(90,353)

(1)	As of September 30, 2022 and 2021, the cost of energy purchases includes technical and non-technical energy losses for 3,315 GWh and 3,619 GWh, respectively.

17

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 09.30.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	14,038	2,125	4,182	20,345
Pension plans	661	100	197	958
Communications expenses	325	583	1	909
Allowance for the impairment of trade and other receivables	-	1,658	-	1,658
Supplies consumption	2,427	-	256	2,683
Leases and insurance	-	1	700	701
Security service	656	77	55	788
Fees and remuneration for services	6,048	3,685	4,341	14,074
Public relations and marketing	-	994	-	994
Advertising and sponsorship	-	512	-	512
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	9,172	1,367	1,121	11,660
Depreciation of right-of-use asset	65	130	456	651
Directors and Supervisory Committee members’ fees	-	-	16	16
ENRE penalties	1,725	2,021	-	3,746
Taxes and charges	-	2,044	95	2,139
Other	1	-	31	32
At 09.30.22	35,118	15,297	11,452	61,867

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2022 for $ 2,789.4.

Expenses by nature at 09.30.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	13,879	2,220	3,387	19,486
Pension plans	917	147	224	1,288
Communications expenses	340	735	-	1,075
Allowance for the impairment of trade and other receivables	-	2,324	-	2,324
Supplies consumption	2,715	-	288	3,003
Leases and insurance	-	1	639	640
Security service	615	42	142	799
Fees and remuneration for services	6,653	3,883	2,838	13,374
Public relations and marketing	-	16	-	16
Advertising and sponsorship	-	8	-	8
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	8,891	1,325	1,087	11,303
Depreciation of right-of-use asset	86	171	599	856
Directors and Supervisory Committee members’ fees	-	-	46	46
ENRE penalties	1,085	1,326	-	2,411
Taxes and charges	-	2,146	107	2,253
Other	-	-	35	35
At 09.30.21	35,181	14,344	9,393	58,918

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2021 for $ 2,822.9.

18

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	10 | Other operating income (expense), net

	Note	09.30.22	09.30.21
Other operating income
Income from customer surcharges		1,902	2,477
Commissions on municipal taxes collection		443	458
Fines to suppliers		79	160
Services provided to third parties		322	278
Income from non-reimbursable customer contributions		43	59
Expense recovery		42	52
Construction plan Framework agreement	2.b	1,285	2,663
Other		63	69
Total other operating income		4,179	6,216

Other operating expense
Gratifications for services		(119)	(906)
Cost for services provided to third parties		(324)	(126)
Severance paid		(71)	(45)
Debit and Credit Tax		(1,256)	(1,338)
Provision for contingencies	29	(3,636)	(2,953)
Disposals of property, plant and equipment		(223)	(336)
Other		(52)	(72)
Total other operating expense		(5,681)	(5,776)

Note	11 | Net finance costs

	Note	09.30.22	09.30.21
Financial income
Financial interest		51	47

Financial costs
Commercial interest		(39,018)	(24,831)
Interest and other		(8,349)	(6,041)
Fiscal interest		(6)	(6)
Bank fees and expenses		(46)	(60)
Total financial costs		(47,419)	(30,938)

Other financial results
Changes in fair value of financial assets		(1,750)	4,547
Loss on debt restructuring	33	(365)	-
Net gain from the cancelattion of Corporate Notes		(310)	5
Exchange differences		859	(2,217)
Adjustment to present value of receivables		(220)	(174)
Recovery of provision for credit RDSA	32	-	964
Other financial costs (*)		(2,732)	(252)
Total other financial costs		(4,518)	2,873
Total net financial costs		(51,886)	(28,018)

(*) As of September 30, 2022, $ 2,450.2 relates to EDELCOS S.A. technical assistance.

19

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	12 | Basic and diluted loss per share

Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2022 and 2021, excluding common shares purchased by the Company and held as treasury shares.

The basic loss per share coincides with the diluted loss per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Nine months at		Three months at
	09.30.22	09.30.21	09.30.22	09.30.21
Loss for the period attributable to the owners of the Company	(18,107)	(24,418)	(6,082)	(1,105)
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted loss per share – in pesos	(20.69)	(27.91)	(6.95)	(1.26)

20

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.21
Cost	9,429	84,661	210,819	91,608	19,817	72,438	800	489,572
Accumulated depreciation	(2,008)	(29,264)	(84,380)	(37,665)	(11,784)	-	-	(165,101)
Net amount	7,421	55,397	126,439	53,943	8,033	72,438	800	324,471

Additions	51	25	298	523	692	15,213	-	16,802
Disposals	-	-	(118)	(105)	-	-	-	(223)
Transfers	28	2,632	7,256	2,262	2,983	(15,212)	51	-
Depreciation for the period	(149)	(2,292)	(5,282)	(2,639)	(1,298)	-	-	(11,660)
Net amount 09.30.22	7,351	55,762	128,593	53,984	10,410	72,439	851	329,390

At 09.30.22
Cost	9,508	87,318	217,961	94,230	23,492	72,439	851	505,799
Accumulated depreciation	(2,157)	(31,556)	(89,368)	(40,246)	(13,082)	-	-	(176,409)
Net amount	7,351	55,762	128,593	53,984	10,410	72,439	851	329,390

•	During the period ended September 30, 2022, the Company capitalized as direct own costs $ 2,789.4.

21

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.20
Cost	9,137	78,884	200,982	87,827	15,720	70,298	809	463,657
Accumulated depreciation	(1,794)	(26,398)	(77,704)	(34,338)	(10,292)	-	-	(150,526)
Net amount	7,343	52,486	123,278	53,489	5,428	70,298	809	313,131

Additions	68	489	143	558	1,589	13,467	2,621	18,935
Disposals	(11)	-	(46)	(275)	(4)	-	-	(336)
Transfers	242	3,254	7,200	2,281	593	(11,154)	(2,416)	-
Depreciation for the period	(165)	(2,141)	(5,243)	(2,665)	(1,089)	-	-	(11,303)
Net amount 09.30.21	7,477	54,088	125,332	53,388	6,517	72,611	1,014	320,427

At 09.30.21
Cost	9,435	82,628	208,100	90,236	17,880	72,611	1,014	481,904
Accumulated depreciation	(1,958)	(28,540)	(82,768)	(36,848)	(11,363)	-	-	(161,477)
Net amount	7,477	54,088	125,332	53,388	6,517	72,611	1,014	320,427

•	During the period ended September 30, 2021, the Company capitalized as direct own costs $ 2,822.9.

22

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	09.30.22	12.31.21
Right-of-use assets by leases	830	706

The development of right-of-use assets is as follows:

	09.30.22	09.30.21
Balance at beginning of year	706	703
Additions	775	875
Depreciation for the period	(651)	(856)
Balance at end of the period	830	722

Note	15 | Inventories

	09.30.22	12.31.21

Supplies and spare-parts	4,874	5,713
Advance to suppliers	1	1
Total inventories	4,875	5,714

Note	16 | Other receivables

	Note	09.30.22	12.31.21
Non-current:
Financial credit		-	8
Related parties	30.c	3	4
Total non-current		3	12

Current:
Construction plan Framework agreement	2.b	1,283	488
Negotiable instruments (*)		1,341	-
Guarantee deposits on derivative instruments		822	-
Credit for Real estate asset	32	-	51
Judicial deposits		192	141
Security deposits		87	107
Prepaid expenses		265	345
Advances to personnel		-	40
Financial credit		14	23
Advances to suppliers		20	15
Tax credits		3,324	2,266
Related parties	30.c	-	1
Debtors for complementary activities		165	105
Other		2	8
Allowance for the impairment of other receivables		(37)	(49)
Total current		7,478	3,541

(*) Relate to Securities issued by private companies for 4,907,900 NV assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned bonds and may make use of them, at its own request, in a term of 15 days.

23

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.22	09.30.21
Balance at beginning of year	49	5,522
Increase	17	5
Decrease	-	(3,159)
Result from exposure to inlfation	(20)	(1,257)
Recovery	(9)	(985)
Balance at end of the period	37	126

Note	17 | Trade receivables

	09.30.22	12.31.21

Sales of electricity – Billed	19,927	24,973
Receivables in litigation	267	421
Allowance for the impairment of trade receivables	(7,132)	(9,975)
Subtotal	13,062	15,419

Sales of electricity – Unbilled	12,797	13,110
PBA & CABA government credit	791	636
Fee payable for the expansion of the transportation and others	2	3
Total Trade receivables	26,652	29,168

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.22	09.30.21
Balance at beginning of the year	9,975	11,544
Increase	1,650	2,324
Decrease	(196)	(300)
Result from exposure to inlfation	(4,297)	(3,517)
Balance at end of the period	7,132	10,051

Note	18 | Financial assets at amortized cost

	09.30.22	12.31.21

Negotiable instruments	-	404

24

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	19 | Financial assets at fair value through profit or loss

	09.30.22	12.31.21

Negotiable instruments	10,094	14,733
Mutual funds	13,790	10,927
Total Financial assets at fair value through profit or loss	23,884	25,660

Note	20 | Cash and cash equivalents

	09.30.22	12.31.21	09.30.21
Cash and banks	6,332	2,521	2,615
Time deposits	-	507	1,843
Mutual funds	805	2,240	11,592
Total cash and cash equivalents	7,137	5,268	16,050

Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2020	95,451	1,262	96,713
Payment of Other reserve constitution - Share-bases compensation plan	-	10	10
Balance at December 31, 2021	95,451	1,272	96,723

Payment of Other reserve constitution - Share-bases compensation plan	-	8	8
Balance at September 30, 2022	95,451	1,280	96,731

As of September 30, 2022, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 22, 2022, the Company awarded, as part of the Share-based Compensation Plan, 140,129 treasury shares to Executive Directors, Managers and other personnel holding key executive positions in the Company.

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

25

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	23 | Trade payables

	09.30.22	12.31.21
Non-current
Customer guarantees	516	610
Customer contributions	309	487
Total non-current	825	1,097

Current
Payables for purchase of electricity - CAMMESA	121,050	95,688
Provision for unbilled electricity purchases - CAMMESA	21,977	15,744
Suppliers	4,893	14,186
Advance to customer	664	778
Customer contributions	34	54
Discounts to customers	1	61
Total current	148,619	126,511

The fair values of non-current customer contributions as of September 30, 2022 and December 31, 2021 amount to $ 37.2 and $ 77.1, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	24 | Other payables

	Note	09.30.22	12.31.21
Non-current
ENRE penalties and discounts		14,904	15,569
Financial Lease Liability(1)		98	131
Total Non-current		15,002	15,700

Current
ENRE penalties and discounts		5,648	5,902
Related parties	30.c	189	229
Advances for works to be performed		13	22
Financial Lease Liability (1)		507	445
Other		12	6
Total Current		6,369	6,604

The value of the Company’s other financial payables approximates their fair value.

(1)	The development of the finance lease liability is as follows:

	09.30.22	09.30.21
Balance at beginning of year	576	346
Increase	580	655
Payments	(768)	(461)
Exchange difference	268	208
Interest	177	138
Result from exposure to inflation	(228)	(145)
Balance at end of the period	605	741

26

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	25 | Borrowings

	09.30.22	12.31.21
Non-current
Corporate notes (1)	11,662	-

Corporate notes (1)	3,630	16,718
Interest from corporate notes	454	324
Total Borrowings	4,084	17,042

(1)	Net of debt issuance, repurchase and redemption expenses.

The fair values of the Company’s borrowings as of September 30, 2022 and December 31, 2021 amount approximately to $ 14,929.4 and $ 14,917.6 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1.

On April 12, 2022, the Company launched an offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022, for New Class No. 1 Corporate Notes due in 2025, whose issue and placement were approved by the Company on May 12, 2022 (Note 33).

Additionally, on August 5, 2022, the Company approved the terms of issue of New Class No. 2 Corporate Notes due in 2024, in the framework of the Global Simple Corporate Notes Issuance Program, in accordance with the provisions of the Prospectus Supplement dated September 14, 2022 (Note 33).

Furthermore, on September 23, 2022, the Company reopened the exchange offer of the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022, for New Class No. 1 Corporate Notes due in 2025, whose issue and placement were approved by the Company on October 24, 2022 (Note 33).

The Company is subject to restrictions on its ability to incur indebtedness pursuant to the terms and conditions of the Class No. 9 Corporate Notes due 2022, the Class No. 2 Corporate Notes due 2024, and the Class No. 1 Corporate Notes due 2025, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Leverage ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of September 30, 2022, the values of the above-mentioned ratios do not meet the established parameters.

This situation does not trigger any Event of Default whatsoever and the Company may incur certain Permitted Indebtedness as set forth in the terms and conditions of the Corporate Notes (including the refinancing of its outstanding Corporate Notes).

Moreover, in July 2022, through successive market transactions, the Company repurchased Class No. 9 Corporate Notes for a total of USD 1,586,000 nominal value, which is equivalent to $ 472. The aforementioned Corporate Notes held by the Company were settled in the market on October 18, 2022

Finally, on October 25, 2022, the Company made payment to the Holders of Class No. 9 Corporate Notes who did not participate in the exchange offer, for a total amount of USD 20,616,000, along with the final scheduled interest payment.

27

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	26 | Salaries and social security taxes payable

	09.30.22	12.31.21
Non-current
Seniority-based bonus	615	662

Current
Salaries payable and provisions	5,922	6,605
Social security payable	653	855
Early retirements payable	29	40
Total current	6,604	7,500

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note	27 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	09.30.22	09.30.21
Deferred tax	(8,815)	(9,318)
Change in the income tax rate	-	(13,678)
Current tax	-	(3,930)
Difference between provision and tax return	183	410
Income tax expense	(8,632)	(26,516)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	09.30.22	12.31.21
Deferred tax assets
Tax loss carry forward	1,339	-
Trade receivables and other receivables	2,552	3,708
Trade payables and other payables	1,961	1,995
Salaries and social security payable and Benefit plans	744	914
Tax liabilities	21	42
Provisions	2,507	2,683
Deferred tax asset	9,124	9,342

Deferred tax liabilities
Property, plants and equipments	(94,814)	(84,672)
Financial assets at fair value through profit or loss	(1,879)	(634)
Borrowings	(186)	(2)
Adjustment effect on tax inflation	(2,982)	(6,139)
Deferred tax liability	(99,861)	(91,447)

Net deferred tax liability	(90,737)	(82,105)

28

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting (loss) profit before taxes, is as follows:

	09.30.22	09.30.21
Profit for the period before taxes	(9,475)	2,098
Applicable tax rate	35%	35%
Result for the period at the tax rate	3,316	(734)
Restatement of equity and Gain (Loss) on exposure to inflation of deferred tax	4,192	(4,463)
Adjustment effect on tax inflation	(16,313)	(7,991)
Income tax expense	(10)	(60)
Difference between provision and tax return	183	410
Change in the income tax rate	-	(13,678)
Income tax expense	(8,632)	(26,516)

The detail of the income tax payable is as follows:

	09.30.22	12.31.21
Current
Tax payable 2021	-	3,391
Tax withholdings	-	(1,309)
Total current	-	2,082

Note	28 | Tax liabilities

	09.30.22	12.31.21
Non-current

Provincial, municipal and federal contributions and taxes	337	217
Tax withholdings	441	378
SUSS withholdings	30	45
Municipal taxes	295	387
Total Tax liabilities	1,103	1,027

Note	29 | Provisions

Included in non-current liabilities
	Contingencies
	09.30.22	09.30.21
At 12.31.21	6,611	6,093
Increases	2,357	2,198
Result from exposure to inflation for the period	(3,189)	(1,885)
At 09.30.22	5,779	6,406

Included in current liabilities
	Contingencies
	09.30.22	09.30.21
At 12.31.21	891	897
Increases	1,279	755
Decreases	(405)	(415)
Result from exposure to inflation for the period	(479)	(280)
At 09.30.22	1,286	957

29

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Note	30 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	09.30.22	09.30.21

EDELCOS S.A.	Technical advisory services on financial matters	(2,450)	-
SACME	Operation and oversight of the electric power transmission system	(162)	(112)
Estudio Cuneo Libarona Abogados	Legal fees	(3)	-
		(2,615)	(112)

b.	Key Management personnel’s remuneration

	09.30.22	09.30.21

Salaries	914	1,686

The balances with related parties are as follow:

c.	Receivables and payables

	09.30.22	12.31.21
Other receivables - Non current
SACME	3	4

Other receivables - Current
SACME	-	1

Other payables
Andina PLC	(169)	(197)
SACME	(20)	(32)
	(189)	(229)

Note	31 | Shareholders’ Meeting

The Company’s Annual General Meeting held on April 6, 2022 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2021.
-	To allocate the $ 21,344 loss for the year ended December 31, 2021 (which at the purchasing power of the currency at September 30, 2022 amounts to $ 35,447) to the Unappropriated Retained Earnings account, under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint the authorities and the external auditors for the current fiscal year.
-	To consider the updating of the Global Issuance Program of non-convertible into shares, simple Corporate Notes for up to USD 750,000,000 (Note 33).

Moreover, the amendment of Sections Nos. 13, 19, 23, 25 and 33 as well as a consolidated text of the By-laws, which had been approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 and by the ENRE by means of Resolution No. 62/2022 dated February 23, 2022, was registered with the IGJ on July 2, 2022.

30

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

Furthermore, the Company’s Special-purpose Ordinary and Extraordinary Shareholders’ Meeting held on November 2, 2022, resolved to approve the amendment to Sections Nos. 4, 13, 23 and 33 of the By-laws, subject to the approval of both the ENRE and the relevant administrative authorities.

Note	32 | Termination of agreement on real estate asset

With regard to the real estate asset to be constructed, acquired by the Company in November 2015, the subsequent termination of the agreement due to RDSA’s default in August 2018 and the respective legal actions brought by the Company against the seller and the insurance company, and with respect to the settlement agreement dated September 30, 2019 that the Company entered into with Aseguradora de Cauciones S.A., at the date of issuance of these condensed interim financial statements there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2021, except for the following:

With regard to the USD 1 million receivable resulting from the agreement with Aseguradora de Cauciones S.A., on July 15, 2022 the Company received the last payment of USD 130,000 along with interest for USD 9,777 as agreed upon between the Company and the insurance company.

Note	33 | Debt restructuring

On April 6, 2022, the Annual General Meeting approved the updating of the Global Simple Corporate Notes Issuance Program for a Maximum Amount outstanding at any time of up to USD 750,000,000 (or its equivalent in any other currency).

The New Corporate Notes comply with the “Guidelines for the issuance of social, green and sustainable securities in Argentina” included in Appendix III to Chapter I, Title VI of the CNV’s Regulations and in the BYMA’s Guide to Social, Green and Sustainable Bonds for the purpose of having them listed on BYMA’s Social, Green and Sustainable Bonds Panel.

The New Corporate Notes are issued in accordance with the New Corporate Notes Indenture, which contains a number of negative covenants that limit edenor’s ability to, among other things:

- create or permit liens on its property or assets;

- incur indebtedness;

- sell its assets;

- carry out transactions with affiliates or shareholders;

- make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt); and

- enter into merger transactions, unless they meet certain criteria.

Many of the negative covenants set forth in the New Corporate Notes Indenture will be suspended if (i) edenor attains an Investment Grade Rating on its long term debt, or; (ii) the leverage ratio is equal to or lower than 3.0. If edenor subsequently loses its investment grade rating or its leverage ratio is greater than 3.0, as applicable, the suspended negative covenants will again be applicable. The suspended negative covenants will not, however, be of any effect with regard to the actions of edenor taken during the suspension of the covenants.

- Issuance of New Class No. 1 Corporate Notes due in 2025 in exchange for Class No. 9 Corporate Notes due in 2022

With respect to the foregoing, the Company’s Board of Directors, at its meeting of April 6, 2022, approved the launching of a consent solicitation to restructure the financial debt by exchanging the Company’s Class No. 9 Corporate Notes due October 25, 2022 for New Corporate Notes.

Consequently, on April 12, 2022, the Company launched the offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 at a fixed nominal annual interest rate of 9.75% for a nominal value outstanding of USD 98,057,000 for New Class No. 1 Corporate Notes, denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2025, to be issued for a nominal value of up to USD 120,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

31

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

The principal on the corporate notes will be repaid in a lump sum on May 12, 2025. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on May 12 and November 12 of each year, commencing on November 12, 2022.

Finally, on May 12, 2022 the Company approved the issuance and placement under the exchange offer, as set forth in the Supplement to the Exchange Offer Memorandum dated April 12, 2022. The Corporate Notes will be subscribed in accordance with the Tender Orders received, based on the following options:

Option A

•	Tender Orders of Existing Corporate Notes submitted under Option A at or prior to the Early Tender Date (April 28, 2022, extended until May 9, 2022 on April 29, 2022) will receive USD 1,050 principal amount of New Corporate Notes for each USD 1,000 principal amount of Existing Corporate Notes validly tendered and accepted for exchange.

Option B

Tender Orders of Existing Corporate Notes submitted under Option B will receive a portion of the Cash Consideration, plus the applicable New Corporate Notes Consideration.

The Cash Consideration represents an aggregate amount equivalent to the lesser of: (i) 30% of the principal amount of the Existing Corporate Notes that are validly tendered and accepted for exchange in the Offer; and (ii) the principal amount of the Existing Corporate Notes accepted for exchange under Option B.

The sum of the Pro-rata Cash Consideration that will be payable to Eligible Holders whose Existing Corporate Notes are accepted for exchange under Option B will be equivalent to the Cash Consideration divided by the principal amount of Existing Corporate Notes accepted under Option B multiplied by 1,000.

•	The Early (at or prior to the Early Tender Date) New Corporate Notes Consideration for each Eligible Holder whose Existing Corporate Notes have been accepted for exchange under Option B will be equal to 1.04 times the difference between USD 1,000 and the Pro-rata Cash Consideration received by each Eligible Holder whose Existing Corporate Notes have been accepted for exchange under Option B.

Payment of Accrued Interest

In addition to the Exchange Consideration, the Eligible Holders whose Existing Corporate Notes have been accepted for exchange in the Exchange Offer will also receive Payment of Accrued Interest equal to all accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date, to be paid in cash on the Settlement Date.

The offer to exchange the Class No. 9 Corporate Notes issued by the Company due October 25, 2022 for New Class No. 1 Corporate Notes resulted in 73.25% acceptance, equivalent to USD 71,826,000 (with the above-mentioned due date remaining in effect for 26.75%, i.e. USD 26,231,000); accordingly, a total of USD 52,706,268, relating to: i) Tender Orders submitted under Option A for USD 41,699,000 plus a recognized additional for USD 2,084,950, i.e. USD 43,783,950, and ii) Tender Orders submitted under Option B for USD 30,127,000 plus a recognized additional for USD 343,118, i.e. USD 30,470,118, after deducting the Pro-rata Cash Consideration of Option B received by each Eligible Holder of said option for USD 21,547,800 ($ 2,590), has been restructured.

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date has amounted to a total of USD 329,573.

32

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

- Issuance of New Class No. 2 Corporate Notes due in 2024

On August 5, 2022, the Company’s Board of Directors approved the terms of issue of New Class No. 2 Corporate Notes at a fixed nominal annual interest rate of 9.75%, due in 2024, to be issued for a nominal value of up to USD 30,000,000, in the framework of the Global Simple Corporate Notes Issuance Program.

The principal on the New Corporate Notes will be repaid in a lump sum on November 22, 2024. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on May 22 and November 22 of each year, commencing on November 22, 2022.

On September 22, 2022, upon the expiration of the Tender Period of Class No. 2 Corporate Notes, the Company approved the issuance and placement of the New Corporate Notes for USD 30,000,000 ($ 4,420), as set forth in the Prospectus Supplement dated September 14, 2022.

- Reopening of the exchange offer

On September 23, 2022, the Company approved the reopening of the offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 at a fixed nominal annual interest rate of 9.75% for a nominal value outstanding of USD 24,645,000 (as a consequence of both the first results of the exchange offer and the settlement of the Corporate Notes held by the Company mentioned in Note 25) for New Class No. 1 Corporate Notes, denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2025, to be issued for a nominal value of up to USD 24,645,000, in the framework of the Global Simple Corporate Notes Issuance Program.

On October 24, 2022, the Company approved the issuance and placement under the exchange offer, as set forth in the Supplement to the Exchange Offer Memorandum dated September 23, 2022. The Corporate Notes will be subscribed in accordance with the Tender Orders received.

The Eligible Holders who validly submit a Tender Order will be eligible to receive, for each USD 1,000 principal amount of Existing Corporate Notes, the New Corporate Notes Consideration consisting of USD 630 principal amount of Additional New Corporate Notes, plus a Cash Consideration of USD 400.

The reopening of the offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 for New Class No. 1 Corporate Notes resulted in 16.35% acceptance, equivalent to USD 4,029,000 (with the above-mentioned due date remaining in effect for 83.65%, i.e. USD 20,616,000); accordingly, a total of USD 2,538,270, relating to Tender Orders submitted for USD 2,417,000 plus a recognized additional for USD 120,870, has been restructured. Furthermore, each Eligible Holder has received the Cash Consideration for USD 1,611,600.

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date has amounted to a total of USD 83,956.

On October 25, 2022, the Company made payment to the Holders of Class No. 9 Corporate Notes who did not participate in the exchange offers made by the Company, for an amount of USD 20,616,000, along with the final scheduled interest payment.

The Company’s Corporate Note debt structure, based on the Tender Orders received, the issuance of the New Corporate Notes and the repayment of Class No. 9 Corporate Notes, would be comprised of as follows:

Corporate Notes	Class	Debt structure before the exchange	Debt structure after the exchange	Debt structure as of 09/30/2022	Debt structure as of 10/25/2022 (see Reopening of the exchange offer)
Fixed rate par notes - Due 2022	9	98,057,000	26,231,000	24,645,000	-
Fixed rate par notes - Due 2024	2	-	-	30,000,000	30,000,000
Fixed rate par notes - Due 2025	1	-	52,706,268	52,706,268	55,244,538
Total		98,057,000	78,937,268	107,351,268	85,244,538

(*) In United States dollars (USD).

33

CONDENSED INTERIM FINANCIAL STATEMENTS
NOTES

As of September 30, 2022, an amount of $ 365 (USD 2,428,068) has been recorded in the Other financial results account as recognized additional to Eligible Holders who submitted their Tender Orders.

Furthermore, an amount of $ 520 has been disbursed as issuance expenses of the New Class No. 1 and Class No. 2 Corporate Notes.

Note	34 | Change of control

On December 28, 2020, Pampa Energía S.A., the holder of 100% of edenor’s Class A shares, representing 51% of edenor‘s share capital, entered into a share purchase and sale agreement, as the seller, with Empresa de Energía del Cono Sur S.A.

On June 23, 2021, by means of Resolution No. 207/2021, the ENRE authorized Pampa Energía S.A. to transfer all the Class A shares, representing 51% of the Company’s share capital and votes, to Empresa de Energía del Cono Sur S.A. in accordance with the share purchase and sale agreement entered into on December 28, 2020.

The transfer of all the Class A shares, representing 51% of the Company’s share capital and votes owned by Pampa Energía S.A., in favor of Empresa de Energía del Cono Sur S.A. was completed shortly afterwards on June 30, 2021.

As required by the regulations in effect and within the time periods set forth therein, Empresa de Energía del Cono Sur S.A. announced the launching of a mandatory Public Tender Offer addressed to all the holders of Class B and Class C common shares issued by the Company, including the holders of ADS in respect of the underlying Class B common shares, in accordance with the provisions of General Resolution No. 779/2018 of the National Securities Commission.

During the term of the Offer, no shares were tendered by Class B (including ADS) and Class C Shareholders; therefore, the offeror announced the completion of the tender offer.

Consequently, at the date of issuance of these condensed interim financial statements, edenor is a subsidiary company of Empresa de Energía del Cono Sur S.A.

Note	35 | Events after the reporting period

The following are the events that occurred subsequent to September 30, 2022:

-	Change of both, the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 719/2022 and ENRE Resolutions Nos. 484 and 554/2022, Note 2.a.
-	Case entitled Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011-11/2019 fiscal periods – Appeal filed by edenor, Note 7.
-	Issuance of New Class No. 1 Corporate Notes due 2025 in exchange for Class No. 9 Corporate Notes due 2022 – Reopening of the exchange offer, Notes 25 and 33.
-	Special-purpose Ordinary and Extraordinary Shareholders’ Meeting – Amendment to the By-laws, Note 31.

NEIL BLEASDALE
Chairman

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 10, 2022